Exhibit 99.1

Orion Engineered Carbons S.A. Announces Secondary Common Stock Offering

LUXEMBOURG - March 22, 2017 - Orion Engineered Carbons S.A. (NYSE: OEC) (the “Company” or “Orion”) announced today that Kinove Luxembourg Holdings 1 S.à.r.l. (“Kinove Holdings”) and certain other sellers, including current and former members of Orion’s management team, intend to offer an aggregate of 5,000,000 common shares of the Company in an underwritten public offering, subject to market conditions. Kinove Holdings intends to offer 4,572,492 common shares and the other selling shareholders intend to offer the remaining 427,508 shares. The selling shareholders will receive all of the net proceeds from the sale of these shares.

In addition, the selling shareholders intend to grant the underwriters a 30-day option to purchase up to an additional 750,000 common shares at the public offering price, less underwriting discounts.

Goldman, Sachs & Co. and UBS Investment Bank are acting as the joint book-running managers for the proposed offering.

The offering will be made pursuant to an effective shelf registration statement, prospectus and prospectus supplement filed by the Company. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Goldman, Sachs & Co., Attention:
Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, email: prospectusny@ny.email.gs.com or from UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, telephone: 888-827-7275.

A registration statement relating to the Company’s common stock has been filed with the U.S. Securities and Exchange Commission and was declared effective on April 1, 2016. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Orion Engineered Carbons

Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. With approximately 1,477 employees worldwide, Orion runs 14 global production sites and four Applied Technology Centers.

Forward-Looking Statements

This document contains certain forward-looking statements, including statements relating to the proposed offering. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements of future expectations that are based on current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible to predict all risk factors and uncertainties, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Investor Relations Contact:

Orion Engineered Carbons S.A.
Diana Downey
Investor Relations
+1 832-445-3865